Exhibit 99.64

TITAN MINING CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited)

Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Professional Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TITAN MINING CORPORATION Condensed Consolidated Interim Statements of Financial Position (Expressed in thousands of US dollars - Unaudited)

	Notes	March 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents		$12,183	$10,163
Trade and other receivables	7	4,326	4,032
Inventories	8	8,789	8,243
Prepaids and deposits		2,336	1,074
Other current assets	11	—	518
		27,634	24,030
Non-current assets
Mineral properties, plant and equipment	9	30,472	30,303
Right-of-use assets	10 a	149	125
Other assets	11	672	690
Total assets		$58,927	$55,148

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$3,582	$4,490
Lease liabilities	10b	53	40
Debt	12a,d	11,307	10,058
Related party loans	12b,c	22,420	22,023
		37,362	36,611
Non-current liabilities
Lease liabilities	10b	99	87
Debt	12d	1,510	—
Reclamation and remediation provision	15	16,489	15,447
Total liabilities		55,460	52,145
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital		59,813	59,813
Reserves		5,081	4,971
Deficit		(61,427)	(61,781)
Total equity (deficit)		3,467	3,003
Total liabilities and shareholders’ equity		$58,927	$55,148

Nature of operations and going concern (Note 1)

Subsequent events (Note 12b)

Approved by the Board on May 13, 2025:

“Lenard Boggio” , Audit Committee Chair	“Donald Taylor” , Director

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION
Condensed Consolidated Interim Statements of Income (Loss) and Other Comprehensive Income (Loss)
(Expressed in thousands of US dollars - Unaudited)

		Three months ended March 31,
	Notes	2025	2024

Revenue	5	$16,015	$11,731

Cost of Sales
Operating expenses		12,121	10,262
Depreciation and depletion		1,506	2,957
		(13,627)	(13,219)
Income (loss) from mine operations		2,388	(1,488)

Exploration and evaluation expenses	6b	389	465
General and administration expenses	6a	982	893
Interest and other finance expenses	12a,b,d, 14	693	1,143
Accretion expense	15	87	70
Interest income		(89)	(58)
Foreign exchange gain		(17)	(1,331)
Other income		(11)	(38)
		(2,034)	(1,144)
Net income (loss) for the period		354	(2,632)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Unrealized loss on translation to reporting currency		(17)	(1,311)
Total comprehensive income (loss) for the period		$337	$(3,943)

Basic and diluted earnings (loss) per share		$0.00	$(0.02)

Weighted average shares outstanding (in ‘000)		136,367	136,367

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in thousands of US dollars - Unaudited)

		Share capital		Reserves
	Notes	Number ('000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity (deficit)

Balance, December 31, 2023		136,367	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)
Share based compensation		—	—	459	—	459	—	459
Total comprehensive gain for the year		—	—	—	(1,733)	(1,733)	6,547	4,814
Balance, December 31, 2024		136,367	$59,813	$10,253	$(5,282)	$4,971	$(61,781)	$3,003
Share based compensation	16b	—	—	127	—	127	—	127
Total comprehensive gain for the period		—	—	—	(17)	(17)	354	337
Balance, March 31, 2025		136,367	$59,813	$10,380	$(5,299)	$5,081	$(61,427)	$3,467

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION
Condensed Consolidated Interim Statement of Cash Flows
(Expressed in thousands of US dollars - Unaudited)

		Three Months ended March 31,
	Notes	2025	2024
Operating activities
Income (loss) for the period		$354	$(2,632)
Accretion expense		87	70
Amortization of borrowing costs	12	62	236
Depreciation and depletion of mineral property, plant and equipment	9	1,506	2,957
Depreciation of right-of-use assets		15	19
Interest and accretion on debt	12	558	974
Interest expense on lease liabilities		4	1
Stock-based compensation		127	5
Unrealized foreign exchange gain		(23)	(1,367)
		2,690	263
Changes in non-cash working capital
Accounts payable and accrued liabilities		(495)	99
Trade and other receivables		(293)	(204)
Inventories		(956)	(681)
Prepaids and deposits		(743)	(193)
Unrealized gain on derivative		—	648
Income tax paid		—	(14)
Net cash generated in operating activities		203	(82)
Financing activities

Advance on Equipment Loan		2,894	—
Debt interest payments		(360)	(124)
Payment of lease liabilities		(18)	(22)
Transaction fees paid for loans		18	(175)
Repayment of Credit Facility		—	(5,000)
Proceeds from related party loan		—	5,000
Net cash generated (used) by financing activities		2,534	(321)
Investing activities
Additions to mineral properties, plant and equipment	9	(724)	(439)
Net cash used by investing activities		(724)	(439)
Effect of foreign exchange on cash and cash equivalents		7	(13)
Increase (decrease) in cash and cash equivalents		2,020	(855)
Cash and cash equivalents, beginning of period		10,163	5,031
Cash and cash equivalents, end of period		$12,183	$4,176

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine (“ESM”) in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI” and on the OTCQB and trade under the symbol “TIMCF”. The Company’s head office is located at 555–999 Canada Place, Vancouver, BC, Canada V6C 3E1.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities that would be necessary should the going concern assumption prove to be inappropriate, and these adjustments could be material.

As at March 31, 2025, the Company had cash and cash equivalents of $12,183, working capital deficit of $9,728, net income for the three months ended March 31, 2025 of $354 and a deficit of $61,427. During the three months ended March 31, 2025, the Company had cash inflows from operating activities of $203, cash spend on investing activities of $724, and cash inflow from financing activities of $2,534. The Company has $33,727 of current debt as at March 31, 2025.

Based on the Company’s plan for ESM’s operations and continued exploration drilling programs, bank debt due in the current year, and its current level of corporate overheads, the Company may require additional funding within the next twelve months. The Company has historically raised funds principally through the sale of securities, the credit arrangement with financial institutions, the equipment facility loan, and advances from a related party. The Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. However, there can be no assurance that the Company will be able to obtain such additional funding or obtain it on acceptable terms. This material uncertainty casts significant doubt about the Company’s ability to continue as a going concern.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34).

b)	Basis of presentation

These Interim Financial Statements do not include all of the information required for full IFRS financial statements and therefore should be read in conjunction with the Company’s most recent audited consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”).

The accounting policies and methods of application used in the preparation of these financial statements are the same as those applied in the Company’s Annual Financial Statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

3.	ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three fcodefined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

The Company’s interim results are not necessarily indicative of its results for a full year. The significant accounting policy judgments and areas of estimation uncertainty that applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in Note 3 of the Annual Financial Statements.

5.	REVENUE

	Three months ended March 31,
	2025	2024
Zinc concentrate sales	$20,087	$16,003
Zinc concentrate provisional pricing adjustments	(2,107)	(605)
Smelting and refining charges	(1,965)	(3,667)
Revenue, net	$16,015	$11,731

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract.

In December 2024, the Company entered into an amendment to its previously signed hedge facility agreement “ISDA Master Agreement” that was entered into with National Bank of Canada (“NBC”) in June 2022. The amendment provides the Company with an up to US$1.35 million collateralized facility enabling additional access to funds for future zinc contract commitments. As at March 31, 2025 and December 31, 2024, there were no open Zinc Swap contracts.

6.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Three months ended March 31,
	2025	2024
Salaries and benefits	$496	$543
Share-based compensation	115	1
Office and administration	222	292
Professional fees	161	25
Amortization of right-to-use assets, net of changes in lease terms (Note 10)	(24)	19
Investor relations	12	13
	$982	$893

b)	Exploration and evaluation expenses

	Three months ended March 31,
	2025	2024
Salaries and benefits	$163	$244
Assay and analyses	7	42
Contractor and consultants	112	126
Supplies	55	8
Other	52	45
	$389	$465

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

7.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2025	2024
Trade receivables	$4,260	$3,987
GST receivable	41	35
Other	25	10
	$4,326	$4,032

8.	INVENTORIES

	March 31,	December 31,
	2025	2024
Ore in stockpiles	$224	$135
Concentrate stockpiles	41	47
Materials and supplies	8,524	8,061
	$8,789	$8,243

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The Company depreciates plant and equipment over the estimated useful lives of the assets, and depletes mineral properties and the reclamation and remediation assets over units of production. The carrying value as at March 31, 2025 and December 31, 2024 was as follows:

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2024	$46,713	$39,610	$1,135	$3,840	$91,298
Additions	38	50	—	1,841	1,928
Sale of equipment	—	(98)	—	—	(98)
Transfer to plant and equipment	—	1,452	—	(1,452)	—
Transfer to mineral properties	3,269	—	—	(3,269)	—
Change in reclamation and remediation provision	—	368	—	—	368
As at December 31, 2024	$50,020	$41,382	$1,135	$959	$93,496
Additions	—	—	—	720	720
Transfer to plant and equipment	—	1,066	—	(1,066)	—
Change in reclamation and remediation provision	—	955	—	—	955
As at March 31, 2025	$50,020	$43,403	$1,135	$613	$95,171

Accumulated depreciation
As at January 1, 2024	$25,221	$29,279	$—	$—	$54,500
Sale of equipment	—	(35)	—	—	(35)
Depreciation and depletion	4,337	4,391	—	—	8,728
As at December 31, 2024	$29,558	$33,635	$—	$—	$63,193
Depreciation and depletion	436	1,070	—	—	1,506
As at March 31, 2025	$29,994	$34,705	$—	$—	$64,699

Net book value at December 31, 2024	$20,462	$7,746	$1,135	$959	$30,303
Net book value at March 31, 2025	$20,026	$8,698	$1,135	$613	$30,472

10.	LEASES

a)	Right-of-use assets

Total
As at January 1, 2024	$71
Lease amendment	154
Changes to lease terms	(28)
Depreciation	(67)
Unrealized foreign exchange	(5)
As at December 31, 2024	$125
Changes to lease terms	39
Depreciation	(15)
As at March 31, 2025	$149

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

10.	LEASES (continued)

The Company shares office space with other companies related to it by virtue of certain directors and management in common. During the three months ended March 31, 2025 and 2023, there were changes to the amount of office space attributable to the Company as reflected in changes to lease terms in the table above. Further, during the year ended December 31, 2024, the Company renewed its lease agreement for the shared office space and extended the term of the lease by three years, resulting in a net addition of $154 to right-of-use assets, with an offsetting addition to lease liabilities.

b)	Lease liabilities

Total
As at January 1, 2024	$76
Changes to lease terms	(34)
Lease amendment	154
Interest accretion	7
Unrealized foreign exchange	(9)
Lease payments	(67)
As at December 31, 2024	$127
Changes to lease terms	38
Interest accretion	4
Unrealized foreign exchange	1
Lease payments	(18)
As at December 31, 2024	$152

Current lease liabilities	$53
Non-current lease liabilities	99
$152

The maturity analysis of the Company’s contractual undiscounted lease liabilities as at March 31, 2025 is as follows:

	< 1 year	1 to 3 years	> 3 years	Total
Minimum lease payments	64	107	—	171
Interest charge	(11)	(8)	—	(19)
Lease liabilities	$53	$99	$—	$152

During the three months ended March 31, 2025, the Company recognized $81 relating to short-term leases and $13 relating to variable lease payments (2024 - $65 and $36, respectively), expensed to the statements of income (loss) and other comprehensive income (loss).

11.	OTHER ASSETS

	March 31,	December 31,
	2025	2024
Reclamation deposit	$672	672
Other assets	—	536
	$672	1,208
Current	—	(518)
Non-current	$672	$690

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT

	Credit Facility (a)	Related Party Promissory Note (b)	Related Party Loans (other) (c)	Equipment Facility (d)	Total
Balance, January 1, 2024	31,655	4,124	—	—	35,779
Proceeds of loan	—	—	16,500	—	16,500
Repayment of loan	(22,000)	—	—	—	(22,000)
Interest and accretion	1,564	1,163	—	—	2,727
Interest payment	(1,707)	—	—	—	(1,707)
Amortization of borrowing costs	644	236	—	—	880
Gain on loan modification	(98)	—	—	—	(98)
Balance, December 31, 2024	$10,058	$5,523	$16,500	$—	$32,081
Proceeds of loan	—	—	—	2,894	2,894
Interest and accretion	211	335	—	12	558
Interest payment	(173)	—	—	(185)	(358)
Amortization of borrowing costs	—	62	—	—	62
Balance, March 31, 2025	$10,096	$5,920	$16,500	$2,721	$35,237
Current	10,096	5,920	16,500	1,211	33,727
Non-current	$—	$—	$—	$1,510	$1,510

a)	Credit Facility

On June 6, 2022, the Company entered into a secured credit facility agreement for $40,000 (the “Credit Facility”) with National Bank of Canada (“NBC”). The Credit Facility is secured by a general charge on the assets of the Company, and was initially available to the Company on a revolving basis to finance the working capital and general corporate requirements. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%.

.

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum, however, as there was no unadvanced portion of the Credit Facility during the year ended December 31, 2024, the Company did not incur any standby charges in 2024.

●	The original maturity date was December 6, 2023 and included an annual extension option. The maturity date has been subsequently amended, most recently on December 9, 2024, which extended the previously amended maturity date of June 30, 2025 to December 31, 2025.

●	The Credit Facility is subject to certain financial covenants, which initially included an interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. These financial covenants have been subsequently amended, with current financial covenants including an interest coverage ratio of not less than 1.5 to 1.0, and an unrestricted cash balance of not less than $1,000. As of March 31, 2025, the Company was in compliance with all covenants related to the Credit Facility.

During 2024, the Company entered into several amendments to its Credit Facility. In February 2024, the available credit limit was reduced from $32,170 to an available credit limit of $27,170, by a principal payment of $5,000. In April 2024, a further amendment was executed, whereby, the previously imposed leverage ratio of 3.0 to 1.0 was removed and the interest coverage ratio was reduced to its current requirement of 1.5 to 1.0 (as noted above). Additionally, the Company agreed to make repayments on the Credit Facility to reduce the available credit to $15,170 by June 30, 2024 by way of a $10,000 principal payment made in April 2024, and a $2,000 principal payment on June 30, 2024, with a further reduction to the available credit limit to $10,170 by December 31, 2024, by way of another principal payment of $5,000 on or before December 31, 2024.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

On December 9, 2024, the Company entered into its most recent amendment to the Credit Facility, which extended the maturity date of the Credit Facility from June 30, 2025 to December 31, 2025, and providing a revised repayment schedule which included $5,000 due before June 30, 2025, and the remaining principal balance of the Credit Facility of $5,170 to be made prior to the amended maturity date of December 31, 2025. Further, the minimum unrestricted cash balance required to be held by the Company was reduced from $3,000 to $1,000.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the available credit limit amount at an annual rate of 1.125%, and has been extended concurrent with the extension of the maturity date of the Credit Facility. During the three months ended March 31, 2025, the Company incurred a guarantee fee charge of $28 (2024 - $112) recognized on the Company’s Statements of Loss and Comprehensive Loss.

b) Related Party Promissory Note

In November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Credit Facility. Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

Subsequent to March 31, 2025, the repayment date of the Promissory Note was extended to November 1, 2025. All other terms remain the same.

c) Related Party Loans (other)

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract (Note 6), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Credit Facility. As at the date of these financial statements, the Company has not yet agreed to commercial terms related to the related party loans from the company controlled by Titan’s Executive Chairman, and as such, has classified these loans as current on the statements of financial position.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

d) Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”) with Glencore, to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

As at March 31, 2025, the Company had $1,906 remaining to be advanced under the Equipment Facility.

13.	RELATED PARTY TRANSACTIONS

a)	Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of March 31, 2025 was approximately $172 (December 31, 2024 -$207) over the course of the remaining three year term of the office space lease.

The Company was charged for the following with respect to this arrangement during the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Salaries and benefits	$76	$205
Office and other	35	30
Marketing and travel	3	4
	$114	$239

b)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Three months ended March 31, 2025	Three months ended March 31, 2024
Salaries and benefits	$107	$428
Consulting fees	159	228
Share-based compensation	55	(3)
Directors’ fees	107	55
	$428	$708

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	RELATED PARTY TRANSACTIONS (continued)

	As at March 31, 2025	As at December 31, 2024
Salaries and benefits payable	$382	$650
Consulting fees payable	—	206
	$382	$856

14.	INTEREST AND OTHER FINANCE EXPENSES

	Three months ended March 31,
	2025	2024
Interest and borrowing costs	$632	$906
Other	61	237
	$693	$1,143

15.	RECLAMATION AND REMEDIATION PROVISION

	As at March 31, 2025	As at December 31, 2024
Balance, beginning of period	$15,447	$16,299
Accretion	87	304
Change in estimates	955	(1,156)
Balance, end of period	$16,489	$15,447

Although the ultimate amounts for future site reclamation and remediation are uncertain, the best estimate of these obligations was based on information available, including current legislation, third-party estimates and management estimates. The amounts and timing of the mine closure obligations will vary depending on several factors including future operations and the ultimate life of the Empire State Mine, future economic conditions, and changes in applicable environmental regulations.

At March 31, 2025 the estimated future cash flows have been discounted using the US Treasury real rate adjusted for years of expected closure expenditure of 2.29% (December 31, 2024 – discounted at a real rate of 2.47%). The impact of the change in estimate is included in the table above.

At March 31, 2025, the total undiscounted amount for the estimated future cash flows was $23,560 (December 31, 2024 – $23,663).

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	SHARE CAPITAL AND RESERVES

a)	Authorized capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. At March 31, 2025, the Company had 136,366,599 (December 31, 2024 - 136,366,599) common shares issued and outstanding. No dividends were declared during the three months ended March 31, 2025 (2024 - nil).

b)	Stock options

The Company’s stock option plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

During the three months ended March 31, 2025, the Company recognized share-based compensation expense of $127 (2024 – $5), of which $12 (2023 – $1) was recorded to Operating Expenses in the Statements of Income (Loss) and Other Comprehensive Income (Loss) and $115 recognized in general and administrative expenses in the Statement of Income (Loss) and Comprehensive Income (Loss) (2024 - $4).

There were no stock options granted during the three months ended March 31, 2025. The fair value and assumptions for the options granted during the year ended December 31, 2024, were as follows:

Grant Date	Expected Life of Options	Exercise Price	Risk-free Interest Rate	Volatility	Black-Scholes Fair Value
April 16, 2024	5 years	$0.36	3.76%	0.76	$0.17
August 15, 2024	5 years	$0.36	2.98%	0.74	$0.08
October 17, 2024	5 years	$0.30	2.93%	0.75	$0.12
December 13, 2024	5 years	$0.30	2.97%	0.75	$0.12

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	SHARE CAPITAL AND RESERVES (continued)

b)	Stock options (continued)

The following table provides information on outstanding and exercisable stock options at March 31, 2025.

Grant Date	Exercise price (in C$)	Number of Options outstanding (‘000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (‘000s)
September 24, 2020	0.63	1,155	0.5	1,155
November 13, 2020	0.85	250	0.6	250
November 10, 2022	0.51	3,965	2.6	2,943
April 16, 2024	0.36	3,875	4.1	600
August 15, 2024	0.36	200	4.4	-
October 17, 2024	0.30	800	4.6	-
December 13, 2024	0.30	400	4.7	-
	0.45	10,645	3.1	4,948

c)	Share purchase warrants

The following table shows the change in the Company’s share purchase warrants during the three months ended March 31, 2025 and during the year ended December 31, 2024.

	Number of share purchase warrants (‘000s)	Weighted-average exercise price (in C$)	Weighted-average life remaining (years)
Outstanding, December 31, 2023	20,143	0.51	1.66
Expired	(14,143)	0.54	—
Outstanding, December 31, 2024 and March 31, 2025	6,000	0.42	3.84

The following table provides information on outstanding and exercisable share purchase warrants at March 31, 2025.

Expiry Date	Exercise price (in C$)	Number of warrants outstanding (‘000s)	Weighted-average remaining contractual life (years)	Weighted-average fair value per warrants (in C$)
November 1, 2028	0.42	6,000	3.6	0.26

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

17.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Company’s non-current assets located in the United States total $31,157 and those located in Canada total $149.

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2025	2024
Non-cash investing and financing activities
Change in accounts payable and accrued liabilities with respect to construction in progress	(4)	(46)
Change in accounts payable and accrued liabilities with respect to inventories	(410)	(333)
Change in accounts payable and accrued liabilities with respect to operating expenses	(182)	(122)
Change in reclamation and remediation asset	955	347